UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 2)*

QuickLogic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74837P108

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Technology Venture Investors-4, L.P. (“TVI-4”) Tax ID Number: 94-3088804

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
770,674 shares, except that TVI Management-4, L.P. (“TVIM-4”), the general partner of TVI-4, may be deemed to have sole power to vote these shares, and John R. Johnston, Robert C. Kagle, David F. Marquardt, Burton J. McMurtry and Mark G. Wilson (collectively, the “Members”) of TVIM-4 may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
770,674 shares, except that TVIM-4, the general partner of TVI-4, may be deemed to have sole power to dispose of these shares, and the Members of TVIM-4 may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 770,674

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.47%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TVI Partners-4, L.P. (“TVIP-4”) Tax ID Number: 94-3084677

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
90,079 shares, except that TVIM-4, the general partner of TVIP-4, may be deemed to have sole power to vote these shares, and the Members of TVIM-4 may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
90,079 shares, except that TVIM-4, the general partner of TVIP-4, may be deemed to have sole power to dispose of these shares, and the Members of TVIM-4 may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,079

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.41%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TVI Affilliates-4, L.P. (“TVIA-4”) Tax ID Number: 94-3154357

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
5,020 shares, except that TVIM-4, the general partner of TVIA-4, may be deemed to have sole power to vote these shares, and the Members of TVIM-4 may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
5,020 shares, except that TVIM-4, the general partner of TVIA-4, may be deemed to have sole power to dispose of these shares, and the Members of TVIM-4 may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,020

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.02%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TVI Affiliates-4 1988, L.P. (“TVIA ‘88-4”) Tax ID Number: 94-3084676

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
234 shares, except that TVIM-4, the general partner of TVIA ‘88-4, may be deemed to have sole power to vote these shares, and the Members of TVIM-4 may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
234 shares, except that TVIM-4, the general partner of TVIA ‘88-4, may be deemed to have sole power to dispose of these shares, and the Members of TVIM-4 may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 234

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TVI Management-4, L.P. (“TVIM-4”) Tax ID Number: 94-3088676

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  TVIM-4 is the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have sole power to vote such shares.  The Members of TVIM-4 may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  TVIM-4 is the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have sole power to dispose of these shares. The Members of TVIM-4 may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 866,007

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Technology Venture Investors-3, L.P. (“TVI-3”) Tax ID Number: 94-2944879

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TVI Management-3, L.P. (“TVIM-3”) Tax ID Number: 94-2944878

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John R. Johnston (“Johnston”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,608 shares

6.

Shared Voting Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  Johnston is a member of TVIM-4, the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have shared power to vote such shares.

	7.	Sole Dispositive Power 17,608 shares

8.

Shared Dispositive Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  Johnston is a member of  TVIM-4, the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have shared power to dispose of such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,615

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.98%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David F. Marquardt (“Marquardt”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 35,639 shares

6.

Shared Voting Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  Marquardt is a member of TVIM-4, the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have shared power to vote such shares.

	7.	Sole Dispositive Power 35,639 shares

8.

Shared Dispositive Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  Marquardt is a member of  TVIM-4, the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have shared power to dispose of such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,646

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.06%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Kagle (“Kagle”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,608 shares

6.

Shared Voting Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  Kagle is a member of TVIM-4, the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have shared power to vote such shares.

	7.	Sole Dispositive Power 17,608 shares

8.

Shared Dispositive Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  Kagle is a member of  TVIM-4, the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have shared power to dispose of such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,615

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.98%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Burton J. McMurtry (“McMurtry”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  McMurtry is a member of TVIM-4, the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have shared power to vote such shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  McMurtry is a member of  TVIM-4, the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have shared power to dispose of such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 866,007

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74837P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark G. Wilson (“Wilson”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,652 shares

6.

Shared Voting Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  Wilson is a member of TVIM-4, the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have shared power to vote such shares.

	7.	Sole Dispositive Power 1,652 shares

8.

Shared Dispositive Power
866,007 shares, of which 770,674 shares are directly owned by TVI-4, 90,079 shares are directly owned by TVIP-4, 5,020 shares are directly owned by TVIA-4 and 234 shares are directly owned by TVIA ‘88-4.  Wilson is a member of  TVIM-4, the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have shared power to dispose of such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 867,659

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.91%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer QuickLogic Corporation
	(b)	Address of Issuer's Principal Executive Offices 1277 Orleans Drive Sunnyvale, California 94089

Item 2.
(a)

Name of Person Filing
This Statement is filed by Technology Venture Investors-3, L.P., a California limited partnership (“TVI-3”), TVI Management-3, L.P., a California limited partnership (“TVIM-3”), Technology Venture Investors-4, L.P., a Delaware limited partnership (“TVI-4”), TVI Partners-4, L.P., a Delaware limited partnership (“TVIP-4”), TVI Affiliates-4, L.P., a Delaware limited partnership (“TVIA-4”), TVI Affiliates-4 1988, L.P., a Delaware limited partnership (“TVIA-‘88-4”), TVI Management-4, L.P., a Delaware limited partnership (“TVIM-4”), Robert C. Kagle (“Kagle”), David F. Marquardt (“Marquardt”), Burton J. McMurtry (“McMurtry”), Mark G. Wilson (“Wilson”) and John R. Johnston (“Johnston”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

TVIM-3 is the general partner of TVI-3, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by TVI-3.  Kagle, Marquardt, McMurtry, Wilson and Johnston are members of TVIM–3, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by TVI-3.

TVIM-4 is the general partner of TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4. Kagle, Marquardt, McMurtry, Wilson and Johnston are members of TVIM-4, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by TVI-4, TVIP-4, TVIA-4 and TVIA ‘88-4.

	(b)	Address of Principal Business Office or, if none, Residence Technology Venture Investors 2480 Sand Hill Road, Suite 101 Menlo Park, CA 94025
(c)

Citizenship
TVI-3 and TVIM-3 are California limited partnerships, TVI-4, TVIM-4, TVIP-4, TVIA-4 and TVIA ‘88-4 are Delaware limited partnerships, and Kagle, Marquardt, McMurtry, Wilson and Johnston are United States citizens.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP # 74837P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:       ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of TVI-3, TVI-4, TVIP-4, TVIA-4, TVIA ‘88-4, TVIM-3 and TVIM-4, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Entities:	Technology Venture Investors-4, L.P.
TVI Partners–4, L.P.
TVI Affiliates–4, L.P.
TVI Affiliates-4 1988, L.P.
Technology Venture Investors-3, L.P.
TVI Management-3, L.P.
TVI Management-4, L.P.

		By:	/s/ Mark G. Wilson
Mark G. Wilson, Attorney-in-Fact for the above listed entities

Individuals:	Mark G. Wilson
John R. Johnston
Robert C. Kagle
David F. Marquardt
Burton J. McMurtry

		By:	/s/ Mark G. Wilson
Mark G. Wilson, Attorney-in-Fact for the above listed individuals

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	20

Exhibit B: Reference to Mark G. Wilson as Attorney-in-Fact	21

EXHIBIT A

Agreement of Joint Filing

                The Reporting persons have agreed that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Quicklogic Corporation shall be filed on behalf of each of the Reporting Persons.  Note that a copy of the applicable Agreement of Joint Filing is already filed with the appropriate agencies.

EXHIBIT B

Reference to Mark G. Wilson as Attorney-in-Fact

Mark G. Wilson has signed the enclosed documents as Attorney-in-Fact.  Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.